July 20, 2011

Mark P. Goshko, Esq.
Clair E. Pagnano, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA   02111

Re: Eaton Vance Floating-Rate Income Trust ("Income Trust")
        File Numbers 333-172869; 811-21574

        Eaton Vance Senior Floating Rate Trust ("Senior Floating Trust")
        File Numbers 333-172870; 811-21411

        Eaton Vance Senior Income Trust ("Senior Income Trust")
        File Numbers 333-175096; 811-09013

Dear Mr. Goshko and Ms. Pagnano:

        We have reviewed the registration statements on Form N-2 for the funds referenced above (collectively, the "Trusts") in connection with the shelf registrations of additional common stock. Based upon Securities Act Release No. 6510 and the representations contained in your letters, we conducted a selective review of the registration statements. We have the following comments.

Prospectus

        General

1.   Please confirm that pricing tables will appear on the outside front cover in the prospectus supplements. Please do not check the box in the Form N-2 that states "when declared effective pursuant to Section 8(c).

2.   Please disclose whether there are any other material terms *(e.g.* liquidity) in the Trusts credit agreement with conduit lenders for purposes of leverage. Also, for all of the Trusts, please disclose all of the material terms of the line of credit and file the agreement as an exhibit.

3.   Please advise the staff whether FINRA has reviewed and approved the terms of the underwriting agreements.

4.   Given that the Trusts have identical investment objectives, disclose how an investor would choose among the three Trusts.

        Investment Objectives, Policies and Risks

5.   Please be more specific in the disclosure regarding derivatives, including but not limited to any percentage limitation on the use of derivatives. *See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010).

6.   Please disclose the Trusts' liquidity policies. Please define "Senior Loans" with respect to it having the highest position of seniority over all other deb issued by the promisor. Also, please disclose how holders of preferred shares are represented on the Board of Trustees.

7.   Please put the word "Risk" after "Derivatives" in the Senior Income Trust's and Senior Floating Trust's section titled Special Risk Considerations. Also, please disclose that non-investment grade bonds are commonly referred to as "junk" bonds, and this comment applies to the section titled "Non-Investment Grade Bonds Risk."

8.   Please disclose, if applicable, any intent to call or retire the APS.   Please disclose whether the Trusts may issue debt to retire the APS. Also, please include any risks that interest on the debt may be higher than the cost of having APS outstanding.

9.   Please disclose the limits on leverage under the 1940 Act, and what the Trusts' policies are with respect to those limits, if any, on the amount of leverage the Trusts may employ at any time. Also, please disclose whether the Trusts with "floating rate" in the names invest 80% in floating rate securities. Also, define "floating" when the word is first used and disclose how frequently the debt security adjusts and on what is the adjustment based, *e.g.* LIBOR.

        Summary of Trust Expenses

10.   In the line item, labeled "Expenses borne by the Trust," please revise the disclosure to state that they are borne by the shareholders.

11.   Please disclose whether the Trusts anticipate any preferred or debt offerings in the next twelve months, and if so, the cost of these need to be reflected in the fee tables.

12.   Given there is no line item in the fee tables for acquired fund fees and expenses, please confirm that there are none, or that they are less than one basis point of average net assets of a Trust and are included within "other" expenses.

13.   The Summary of Trust Expenses for all of the Trusts are incomplete and contain irrelevant and outdated information. For example, there are duplicative footnotes for line items that do not make sense. Please review and amend each Summary. Please delete all unnecessary information. Please state whether the advisory fee is based on total assets versus net assets. Given that the Trusts are leveraged, it appears that the calculations were made on a net basis; please explain. We may have further comments.

14.   Please disclose whether the advisory fee is contractual, whether any agreement is for at least 12 months, whether only the Board of Trustees can terminate the contractual agreement, and whether there are any recoupments. Clarify what is meant by "subsequent fee reduction agreement." Please file any agreements as exhibits.

15.   Please clarify that footnote 2 applies only to sales loads, explain what is meant by years 1 to 5 in the tables' line items, and explain whether the cost of preferred stock is included in "Interest Payments on Borrowed Funds." Please add a footnote explain the amount of leverage.

16.   Please clarify what is meant by "year 8" in footnote 7. Is the current year or a future year considered year 8? Please disclose that the fee waiver is in effect through August of 2012.

        Additional Investment Practices

17.   Please confirm that the additional investments in this section are part of the 20% investment limits for each Trust.

18.   In the section titled "Borrowings," please state in Plain English how much the Trusts may borrow.

19.   Please disclose that repurchase agreements are loans made by the Trusts.

20.   Please disclose that reverse repurchase agreements are borrowings and disclose how much the Trusts may borrow using reverse repos.

        Risk Factors

21.   Please disclose all material risks connected with investing in APS.

22.   Please list all material risks associated with hedging transactions in options on securities.

        Distributions

23.   Please disclose that common shareholders also bear all costs in connection with the sale of preferred shares.

<u>Board of Trustees</u>

24.   Please expand the discussion on the board of trustees to include disclosure about the number of directors who represent common shareholders versus preferred shareholders, whether any directors represent both, and whether there is a conflict of interest when preferred shares are issued.

SAI

25.   Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Trusts' ability to issue senior securities.

26.   Please disclose whether the Trusts will be permitted to borrow through reverse repurchase agreements, and if so, whether any percentage limit applies.

27.   Please disclose that the Trusts will not sell shares below NAV in these shelf offerings. If not, please undertake to file a post-effective amendment if the amount of dilution exceeds 15 percent.   Also, please disclose whether the Trusts intend to make any takedowns of the shelf using a 497 filing. We may have further comments.

28.   Please include as an exhibit a "form of" the prospectus supplement to be used in the shelf takedowns.

General Comments

        Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a letter and state the basis for your position.

        We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trusts and their management are in possession of all facts relating to the Trusts' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trusts request acceleration of the effective date of the pending registration statements, each Trust should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel